Ballard Power Systems Inc.

News Release

Ballard Fuel Cell System to Produce Clean Power From By-Product Hydrogen

For Immediate Release

VANCOUVER and TORONTO, CANADA– August 5, 2010 – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) and K2 Pure Solutions (K2) today announced that they have finalized a sales agreement for deployment of a clean energy fuel cell power generator to be sited at a K2 Pure Solutions bleach plant in Pittsburg, California. Ballard’s CLEARgen™ fuel cell system will convert by-product hydrogen into clean load-following electricity that will partially offset power demand at the state-of-the-art bleach plant.

K2’s vertically integrated plant will generate the highest quality safer produced bleach. For water utilities and other industries, K2’s safer produced bleach provides an alternative to conventionally made bleach, typically manufactured from chlorine transported by railcar.

The CLEARgen™ system will utilize by-product hydrogen that would otherwise be burned to generate heat. In supplementing its power requirements with the 163 kilowatt fuel cell generator, K2 Pure Solutions will displace approximately 220 tons of CO2 emissions annually, equivalent to removing almost 40 passenger cars from the road. This initial small-scale installation will be supported by California’s Self Generation Incentive Program (SGIP), which has to date created over 337 megawatts of clean, rebated energy capacity for the state.

David Cynamon, Executive Chairman of K2 Pure Solutions said, “The Ballard fuel cell solution is a great fit with our sustainable energy strategy. By combining our Inherently Safe Technology with Ballard’s CLEARgen™ fuel cell solution, we will be able to produce high-quality bleach with nothing more than water, inert salt and affordable, environmentally clean electricity.”

“The CLEARgen™ fuel cell system is designed to be scalable to customers’ requirements, from 163 kilowatts to over 10 megawatts. It can offset power demand at industrial process plants, and can also be used in a clean energy storage solution for grid-scale renewable energy projects,” added Michael Goldstein, Ballard’s Chief Commercial Officer. “The Ballard system provides dependable clean power at a lower cost and higher efficiency than any other zero-emission product.”

Ballard’s CLEARgen™ fuel cell system converts hydrogen into cost-effective electricity that may be used onsite by the customer or sold back to the grid for use in the community. The agreement between Ballard and K2 Pure Solutions anticipates receipt of a routine air permit exemption for the fuel cell system from the Bay Area Air Quality Management District and a grant from the SGIP, with installation and commissioning planned for completion in early- to mid-2012.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

About K2 Pure Solutions
K2 Pure Solutions manufactures products essential to modern life through environmentally sustainable and Inherently Safe Technology. K2 Pure Solutions was founded by David Cynamon and Howard Brodie, the founders of KIK Custom Products, North America’s largest contract manufacturer of private label household bleach, personal care and household cleaning products. K2 also includes Centre Partners (www.centrepartners.com) among its partners; a leading middle market private equity firm with offices in New York and Los Angeles. David Cynamon and Howard Brodie have partnered with Centre Partners since 1997. For more information visit: www.k2pure.com.

Further Information Ballard Power Systems Investor Relations:	Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com
K2 Pure Solutions, L.P:	David Cynamon Executive Chairman +1.647.436.0009 dcynamon@k2pure.com